SECUR 05039646 SION

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SEC FILE NUMBER
8- 52688

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viewpoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 B SW Disk Dr #104
(No. and Street)

Bend, OR 97702
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Coby 541-388-8828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams
(Name – *if individual, state last, first, middle name*)

805 SW Broadway Suite 1200 Portland, OR 97205
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05 S.S

OATH OR AFFIRMATION

I, Ron Coby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viewpoint Securities, LLC, as of December, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X [signature]
Signature

X Managing Member
Title

Erica Margrave
Notary Public

OFFICIAL SEAL
ERICA MARGRAVE
NOTARY PUBLIC- OREGON
COMMISSION NO. 378632
MY COMMISSION EXPIRES MAR 18, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWPOINT SECURITIES LLC

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
(with supplemental information)

DECEMBER 31, 2004

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members and Management Committee
Viewpoint Securities LLC

We have audited the accompanying balance sheet of Viewpoint Securities LLC (a Delaware limited liability company) as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
February 1, 2005

VIEWPOINT SECURITIES LLC
BALANCE SHEET
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 256,974
Commissions receivable	45,206
Due from related parties	84,204
Prepaid expenses and other assets	3,220
Equipment, net of accumulated depreciation	10,389
TOTAL ASSETS	$ 399,993
LIABILITIES	
Accounts payable and accrued liabilities	$ 24,453
Securities sold short	16,482
Subordinated borrowings due to members	200,000
Total liabilities	240,935
MEMBERS' EQUITY	159,058
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 399,993

See accompanying notes.

VIEWPOINT SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commission revenue	$ 600,530
Interest income	1,917
Other income	7,674
Total revenues	610,121
EXPENSES	
Professional services	283,900
Clearance charges	222,088
Occupancy	34,124
Salaries and benefits	25,873
Interest	24,339
Other general and administrative expenses	70,098
Total expenses	660,422
NET LOSS	$ (50,301)

See accompanying notes.

VIEWPOINT SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Members' Equity	Subscriptions Receivable	Members' Equity, Net
BALANCE, December 31, 2003	$ 242,092	$ (10,925)	$ 231,167
Member distributions	(32,733)	10,925	(21,808)
Net loss	(50,301)	-	(50,301)
BALANCE, December 31, 2004	$ 159,058	$ -	$ 159,058

See accompanying notes.

VIEWPOINT SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (50,301)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation	4,606
Write-off of note receivable	(35,000)
Changes in cash due to changes in certain assets and liabilities:	
Increase in commissions receivable	(6,523)
Decrease in prepaid expenses and other assets	3,107
Increase in accounts payable and accrued liabilities	5,554
Increase in securities sold short	16,482
Net cash from operating activities	(62,075)
CASH FLOWS FROM INVESTING ACTIVITIES	
Notes receivable issued and advances to related parties	(208,771)
Repayments of notes receivable from related parties	178,478
Net cash from investing activities	(30,293)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	(21,808)
Net cash from financing activities	(21,808)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(114,176)
CASH AND CASH EQUIVALENTS, beginning of year	371,150
CASH AND CASH EQUIVALENTS, end of year	$ 256,974
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid in cash	$ 24,339

See accompanying notes.

NOTE 1 – ORGANIZATION

Viewpoint Securities LLC (the Company) is a Delaware limited liability corporation formed on March 16, 2000, as Wahoo Institutional Trading LLC. During 2002, the Company changed its name to Viewpoint Securities LLC. All business operations are conducted from the Company's office in Bend, Oregon. The Company, as a registered broker-dealer with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc., provides securities investment and brokerage services to its clients. For the year ended December 31, 2003, substantially all commissioned brokerage transactions were conducted on behalf of a related party (see Note 3) and settled through ADP Clearing and Outsourcing Services Inc., formerly a division of Banc of America Securities LLC, pursuant to a Fully Disclosed Clearing Agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company is required to keep a minimum cash balance of $25,000 in a collateral account through ADP Clearing and Outsourcing Services Inc. for brokerage transactions.

Commissions and commissions receivable – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions receivable and notes receivable are charged off against an allowance for doubtful accounts when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, review of specific problem accounts, existing economic conditions in the industry, and the financial stability of its customers.

Equipment – Equipment is stated at cost. Maintenance, repairs, and minor replacements are expensed. Depreciation of equipment is computed using straight-line methods over their estimated useful lives, which range from three to seven years. Depreciation expense was $4,606 for the year ended December 31, 2004. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss recognized.

Guaranteed payments to members – Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the limited liability company (LLC) rather than as allocations of the LLC's net income. Guaranteed payments to members were $263,953 for the year ended December 31, 2004, and have been recorded as professional services expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income taxes – No provision for federal and state income taxes is provided for in the financial statements as the Company's income is reported in the tax returns of the members, and any income tax liabilities or benefits attributable thereto is received by the individual members.

Use of estimates – The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 – RELATED-PARTY TRANSACTIONS

A significant portion of the Company's commission revenue for the year ended December 31, 2004, was derived from brokerage transactions conducted on behalf of Coby Capital, an investment advisory firm located in Bend, Oregon, and whose principal controls approximately 34% of the ownership interests in the Company.

Two members of the Company have loaned the Company $200,000 which has been recognized as subordinated debt. The subordinated notes are due October 15, 2006, and carry interest at 12% which is due monthly. These borrowings are considered capital under regulatory net capital rules. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest on these notes is $1,000 at December 31, 2004.

The Company has a note receivable from a member in the amount of $70,000. The note receivable is noninterest-bearing and matures in February 2005. The Company also has open accounts receivable of $14,204 due from related companies as of December 31, 2004.

Prior to 2004, one member of the Company provided $10,925 in a note as subscriptions for stock. This note, recorded as an offset to members' equity, carried interest at 7% and was paid in full as of December 31, 2004.

NOTE 4 – EQUIPMENT

Equipment consists of the following:

Computer equipment	$ 18,382
Software	224
Office equipment	5,029
Total equipment	23,635
Less accumulated depreciation	(13,246)
Equipment, net of accumulated depreciation	$ 10,389

NOTE 5 – COMMITMENTS

The Company has entered into an operating lease for a vehicle. The terms of the lease require minimum monthly payments of $599 through March 2006, at which time the Company may purchase the vehicle at its then current fair value. Rental expense for this lease was $7,186 during 2004.

The Company leases office space used as its headquarters under an operating lease. Under the terms of this lease, the Company will pay $2,623 per month through December 2005. During 2004, the Company has entered into an agreement to sublease office space. Under the terms of the sublease agreement, the Company will receive $1,211 on a month-to-month basis. The Company received $7,400 in rental income during 2004. Net rent expense for the Company in 2004 was $34,121.

Future minimum lease payments required under both operating leases are as follows:

Years ending December 31, 2005	$ 39,855
2006	1,198
	$ 41,053

NOTE 6 – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. At December 31, 2004, the Company had regulatory net capital of $261,245, which was $256,245 in excess of its required minimum regulatory net capital of $5,000. As of December 31, 2004, the Company's ratio of aggregate indebtedness to regulatory net capital was .0954:1.

NOTE 7 – COMMON STOCK WARRANTS

During 2003, the Company began acting as placement agent for a customer in a private placement offering. As compensation for its services, the Company earned cash commissions of $146,950 for the year ended December 31, 2004. As compensation for its services, the Company also received warrants to purchase 160,000 shares of common stock of the Issuing Company at 120% of the Offering Price ($3.00) of the private placement issuance. The exercise price is reduced to 60% of the Offering Price upon the earlier of the occurrence of a Liquidity Event, as defined in the Agreement, or December 31, 2005. The warrants are exercisable at any time and expire five years after the date of issuance. Revenue associated with the receipt of these warrants for the year ended December 31, 2004, was not material to these financial statements.

During 2004, the Company began acting as placement agent for the same customer in an additional private placement offering. As compensation for its services, the Company earned cash commissions of $4,500 for the year ended December 31, 2004. The Company also received warrants to purchase common stock of the Issuing Company equal to 20% of the aggregate number of initial shares sold during the offering. The purchase price of each share of common stock is $3.60 per share. The amount of warrants received is reduced to 20% of the aggregate number of initial shares sold during the offering upon the earlier of the occurrence of a Liquidity Event, as defined in the Agreement, or March 31, 2006. The warrants are exercisable at any time and expire five years after the date of issuance. Revenue associated with the receipt of these warrants for the year ended December 31, 2004, was not material to these financial statements.

SUPPLEMENTAL INFORMATION

VIEWPOINT SECURITIES LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2004

Regulatory net capital:	
Members' equity	$ 159,058
Nonallowable assets:	
Due from related parties	84,204
Prepaid expenses and other assets	3,220
Equipment, net of accumulated depreciation	10,389
	97,813
	61,245
Subordinated borrowings	200,000
Total regulatory net capital	261,245
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess regulatory net capital	$ 256,245
Aggregate indebtedness	$ 24,453
Ratio of aggregate indebtedness to regulatory net capital	9.54%

Reconciliation with Company's Computation

Regulatory net capital, as reported in the Company's computation in Part IIA of Form X-17a-5, as of December 31, 2004	$ 529,054
Regulatory net capital, as reported above	261,245
Difference	$ (267,809)
Reconciliation of difference:	
Write-off of commission receivable	$ (145,500)
Recognize accounts payable and accrued liabilities	(18,403)
Recognize liability on securities sold short	(16,482)
Disallowance of amounts due from related parties	(84,204)
Disallowance of prepaid expenses and other assets	(3,220)
	$ (267,809)

SCHEDULE II – SCHEDULE FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPT)
DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions cleared through another broker-dealer on a fully disclosed basis.

VIEWPOINT SECURITIES LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPT)
DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions cleared through another broker-dealer on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members and Management Committee
Viewpoint Securities LLC

In planning and performing our audit of the financial statements and supplemental schedule of Viewpoint Securities LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company's for any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 –
(continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving control environment and accounting system and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Viewpoint Securities LLC, for the year ended December 3,1 2004. The material weaknesses noted in the control environment and accounting system include inadequate management oversight and review of accounting functions. As a result of this control deficiency, Moss Adams proposed, and management posted, numerous adjusting journal entries subsequent to the Company's December 31, 2004 FOCUS filing (Schedule I).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures at December 31, 2004 do not meet the SEC's objectives.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 –
(continued)

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 1, 2005